FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: March 16, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

DONNE R M INERALS LTD.
                                Number: 007-04
Dated: March 16, 2004           TSX Venture Exchange Symbol: DML
        Frankfurt Stock Exchange Symbol: DNL

$3,277,160 PRIVATE PLACEMENT CLOSES

VANCOUVER (March 16, 2004) - Mr. Harvey Keats, President of Donner Minerals Ltd., announces the closing of the Company’s private placement totalling $3,277,160. These funds were raised by the Company issuing 20,482,250 units at a price of $0.16 per unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 per share until March 2, 2006. The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring July 3, 2004. Of the 20,482,250 common shares issued 2,589,250 were flow-through common shares. Of the 20,482,250 warrants issued 2,589,250 are exercisable into flow-through common shares.

The funds raised by way of this private placement are being used for general working capital purposes and for the Company's 2004 Exploration Program on the Stephens Lake Project.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com